Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 4, 2015 (June 23, 2015 for the change in presentation of revenues as described in Note 2), relating to the combined financial statements of PJT Partners as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the expense allocations for certain corporate functions and for shared services provided by The Blackstone Group L.P.), appearing in the information statement of Form 10 (File No. 001-36869) of PJT Partners Inc.

/s/ Deloitte & Touche LLP

New York, New York

September 30, 2015